Exhibit 5.1

November 12, 2010

United Parcel Service, Inc.

55 Glenlake Parkway

Atlanta, Georgia 30328

Re:	United Parcel Service, Inc. Senior Notes

Ladies and Gentlemen:

We have acted as counsel for United Parcel Service, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended, of $1,500,000,000 aggregate principal amount of the Company’s 3.125% Senior Notes due January 15, 2021 and $500,000,000 aggregate principal amount of the Company’s 4.875% Senior Notes due November 15, 2040 (collectively, the “Notes”) pursuant to a Prospectus Supplement dated November 8, 2010 (the “Prospectus Supplement”).

In connection with this opinion, we have reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. In such review, we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies. We have relied, as to the matters set forth therein, on certificates of public officials. As to certain matters of fact material to this opinion, we have relied, without independent verification, upon certificates of certain officers of the Company.

We have assumed that the Indenture dated as of August 26, 2003 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (as successor to Citigroup, N.A.) (the “Trustee”), is enforceable against the Trustee in accordance with its terms.

This opinion is limited in all respects to the laws of the State of New York and the General Corporation Law of the State of Delaware, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinion expressed herein. This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

November 12, 2010

Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1.	The Company has been duly incorporated and is an existing corporation in good standing under the laws of the state of Delaware.

2.	The Notes, upon issuance and sale thereof as described in the Prospectus Supplement and, when executed and delivered by the Company and authenticated by the Trustee under the Indenture and delivered and paid for by the purchasers thereof, will be validly issued and will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject, as to the enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein. This opinion is being rendered solely for the benefit of the Company in connection with the matters addressed herein. This opinion may not be furnished to or relied upon by any person or entity for any purpose without our prior written consent.

We consent to the filing of this opinion as an Exhibit to the Current Report on Form 8-K that you will file on November 12, 2010 and to the reference to us under the caption “Validity of the Notes” in the Prospectus Supplement.

/s/ King & Spalding LLP